United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 14, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

September 14, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 7 September 2026 up to and including 11 September 2026 it purchased a total of: (i) 285,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 118,748 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
7 September 2026	17,465	GBP 78.4500	GBP 78.0000	GBP 78.2741	London Stock Exchange
7 September 2026	3,087	GBP 78.5000	GBP 78.0000	GBP 78.2781	CBOE Europe Limited (CXE)
7 September 2026	4,098	GBP 78.4500	GBP 78.0000	GBP 78.2511	CBOE Europe Limited (BXE)
8 September 2026	70,000	USD 107.6600	USD 105.6400	USD 106.8240	US Trading Venues
8 September 2026	31,780	GBP 79.4500	GBP 77.8500	GBP 78.7907	London Stock Exchange
8 September 2026	3,443	GBP 79.3500	GBP 78.1000	GBP 78.7109	CBOE Europe Limited (CXE)
8 September 2026	4,375	GBP 79.4000	GBP 77.9000	GBP 78.7809	CBOE Europe Limited (BXE)
9 September 2026	35,000	USD 105.9500	USD 103.8500	USD 104.5727	US Trading Venues
9 September 2026	12,000	GBP 78.4500	GBP 76.8000	GBP 77.7328	London Stock Exchange
10 September 2026	100,000	USD 104.9600	USD 102.9600	USD 103.7901	US Trading Venues

10 September 2026	20,000	GBP 77.6500	GBP 76.3500	GBP 77.0401	London Stock Exchange
11 September 2026	80,000	USD 104.4700	USD 102.4800	USD 102.9377	US Trading Venues
11 September 2026	22,500	GBP 77.2500	GBP 75.9000	GBP 76.5188	London Stock Exchange

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6694U_1-2026-9-14.pdf

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 14, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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